UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.


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                                              :
          In the Matter of                    :
                                              :    CERTIFICATE PURSUANT
     ENTERGY MISSISSIPPI, INC.                :             TO
                                              :          RULE 24
          File No. 70-9757                    :
                                              :
 (Public Utility Holding Company Act of 1935) :
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           This  is  to  certify, pursuant to Rule 24  under  the
Public Utility Holding Company Act of 1935, as amended, that the transactions described below, which were proposed by Entergy Mississippi, Inc. (the "Company") in its Application-Declaration, as amended, in the above file, have been carried out in accordance with the terms and conditions of and for the purposes represented by said Application-Declaration, as amended, and pursuant to the order of the Securities and Exchange Commission with respect thereto dated December 26, 2000.

           On January 31, 2001, the Company issued and sold, by negotiated public offering, to Morgan Stanley & Co. Incorporated and SG Cowen Securities Corporation, as underwriters, $70 million in aggregate principal amount of the Company's First Mortgage Bonds, 6.25% Series due February 1, 2003 (the "Bonds"), issued pursuant to the Sixteenth Supplemental Indenture to the Company's Mortgage and Deed of Trust, as supplemented.

          Attached hereto and incorporated by reference are:

          Exhibit A-2(a) - Execution  form  of   Sixteenth
                           Supplemental Indenture relating  to  the
                           Bonds.

          Exhibit B-2(a) - Execution  form  of  Underwriting
                           Agreement relating to the Bonds.

          Exhibit C-1(a) - Copy of the Prospectus being used
                           in connection with the sale of the Bonds
                           (previously  filed in  Registration  No.
                           333-53554 and incorporated herein by reference).

          Exhibit F-1(a) - Post-effective  opinion  of  Wise
                           Carter  Child  &  Caraway,  Professional
                           Association, counsel for the Company.

          Exhibit F-2(a) - Post-effective opinion of  Thelen
                           Reid  &  Priest  LLP,  counsel  for  the
                           Company.


           IN WITNESS WHEREOF, Entergy Mississippi, Inc. has caused this certificate to be executed this 9th day of February, 2001.


                                 ENTERGY MISSISSIPPI, INC.



                                 By:     /s/ Steven C. McNeal
                                           Steven C. McNeal
                                          Vice President and
                                               Treasurer